December 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten
Anna Abramson

Re:	mCloud Technologies Corp.
Registration Statement on Form F-1, as amended
File No. 333-264859

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, American Trust Investment Services, Inc., as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern time, on December 22, 2022, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the preliminary prospectus have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

American Trust Investment Services, Inc.

By:	/s/ Michael Grady
Name: Michael Grady Title: Managing Principal